UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main
Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X                      Form 40-F
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No   X

Ad hoc announcement of January 31, 2007 pursuant to Section 15 of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG)

Deutsche Bank AG / Change of Personnel/Dividend

     The Supervisory Board of Deutsche Bank AG (XETRA: DBKGn.DE / NYSE: DB) announces after its meeting today that Dr. Tessen von Heydebreck (62) will be leaving Deutsche Bank’s Management Board. His activity on the Management Board will end at the close of the bank’s Annual General Meeting on 24 May 2007.
     Dr. von Heydebreck’s responsibilities will be re-allocated to other members of the bank’s Management Board. Mr. Hermann-Josef Lamberti will take charge of Human Resources including the duties of Deutsche Bank’s Labour Director. Dr. Josef Ackermann will additionally take over Corporate Social Responsibility, encompassing the bank’s cultural and social activities worldwide. Dr. Hugo Bänziger will take charge of Legal and Compliance. Mr. Anthony di Iorio will be responsible for Audit.
     The Supervisory Board thanks Dr. von Heydebreck for his many years of successful commitment to Deutsche Bank. In his 32 years with the company, since 1994 as Member of the Management Board, he has played an important role in shaping the bank’s development into an internationally successful financial services provider.
     Dr. von Heydebreck will continue to serve Deutsche Bank in a consultative function.
     At the Management Board’s proposal, the Supervisory Board today resolved - subject to the establishment of the Annual Financial Statements — to propose to the Annual General Meeting on 24 May 2007 that a dividend of EUR 4.00 per share be paid for the 2006 financial year. This is an increase of 60 per cent compared with the previous year, when a dividend of EUR 2.50 per share was paid.

Forward-looking statements contain risks

     This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.
     By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 24, 2005 on pages 7 through 11 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Deutsche Bank Aktiengesellschaft
By:  /s/   Krekeler
Name:  Hans-Dirk Krekeler
Title:    General Counsel to the
              Management Board
Date: January 31, 2007

By:  /s/  M. Otto
Name:  Mathias Otto
Title:    Deputy General Counsel to the
              Management Board